Exhibit 99.1
ASML reports €27.6 billion net sales and €7.8 billion net income in 2023
2024 expected to be a transition year with sales similar to 2023

VELDHOVEN, the Netherlands, January 24, 2024 – Today, ASML Holding NV (ASML) has published its 2023 fourth-quarter and full-year results.

•Q4 net sales of €7.2 billion, gross margin of 51.4%, net income of €2.0 billion
•Quarterly net bookings in Q4 of €9.2 billion2 of which €5.6 billion is EUV
•2023 net sales of €27.6 billion, gross margin of 51.3%, net income of €7.8 billion
•ASML expects 2024 net sales to be similar to 2023
•ASML expects Q1 2024 net sales between €5.0 billion and €5.5 billion and a gross margin between 48% and 49%

(Figures in millions of euros unless otherwise indicated)	Q3 2023		Q4 2023		FY 2022		FY 2023
Net sales	6,673		7,237		21,173		27,559
...of which Installed Base Management sales[1]	1,365		1,555		5,743		5,620

New lithography systems sold (units)	105		113		317		421
Used lithography systems sold (units)	7		11		28		28

Net bookings	2,602	[2]	9,186	[2]	30,674	[3]	20,040	[3]

Gross profit	3,462		3,717		10,700		14,136
Gross margin (%)	51.9		51.4		50.5		51.3

Net income	1,893		2,048		5,624		7,839
EPS (basic; in euros)	4.81		5.21		14.14		19.91

End-quarter cash and cash equivalents and short-term investments	4,981		7,010		7,376		7,010
(1) Installed Base Management sales equals our net service and field option sales
(2) Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.
(3) The sum of quarterly net bookings over the full year.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our fourth-quarter net sales came in at €7.2 billion with a gross margin of 51.4%, both slightly above our guidance.

"ASML achieved another strong year in 2023 with 30% growth, ending with total net sales for the year of €27.6 billion, a gross margin of 51.3% and a backlog of €39 billion. We shipped the first modules of the first High NA EUV system, EXE:5000, to a customer before the end of the year.

"The semiconductor industry continues to work through the bottom of the cycle. Although our customers are still not certain about the shape of the semiconductor market recovery this year, there are some positive signs. Industry end-market inventory levels continue to improve and litho tool utilization levels are beginning to show improvement. Our strong order intake in the fourth quarter clearly supports future demand.

"We expect first-quarter net sales between €5.0 billion and €5.5 billion with a gross margin between 48% and 49%. ASML expects R&D costs of around €1,070 million and SG&A costs of around €300 million. In spite of the positive signs as described above, we maintain our conservative view for the total year and expect 2024 revenue to be similar to 2023. We also expect 2024 to be an important year to prepare for significant growth that we expect for 2025," said ASML President and Chief Executive Officer Peter Wennink.

Update dividend and share buyback program
ASML intends to declare a total dividend for the year 2023 of €6.10 per ordinary share, which is a 5.2% increase compared to 2022. An interim dividend of €1.45 per ordinary share will be made payable on February 14, 2024. Recognizing this interim dividend and the two interim dividends of €1.45 per ordinary share paid in 2023, this leads to a final dividend proposal to the General Meeting of €1.75 per ordinary share.
In the fourth quarter we did not purchase any shares under the current 2022-2025 share buyback program.

Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview, investor call and annual press conference
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2023 fourth-quarter and full-year results and outlook for 2024. This video and the transcript can be viewed on www.asml.com.

CEO Peter Wennink and CFO Roger Dassen will host a press conference in Veldhoven on January 24, 2024, at 11:00
Central European Time, which will also be accessible via a live webcast on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on January 24, 2024 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 42,400 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets are available on www.asml.com.
The Consolidated Balance Sheets of ASML Holding N.V. as of December 31, 2023, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter and twelve months ended December 31, 2023 as presented in this press release are unaudited.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant recurring differences between US GAAP and IFRS that affect ASML concerns the capitalization of certain product development costs and accounting for income taxes.

2023 Annual Reports
ASML will publish its 2023 Annual Report based on US GAAP and its 2023 Annual Report based on IFRS on February 14, 2024. The reports and introductory video with CFO Roger Dassen will be published on our website, www.asml.com.
Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, including expected demand, utilization, inventory levels, backlog, bookings, expected recovery in the semiconductor industry and expected timing thereof, assumptions and expectations with respect to fast shipments, plans to increase capacity, outlook and expected financial results, including expected results for Q1 2024, including net sales, gross margin, R&D costs, SG&A costs, expected results for full year 2024, including expectations with respect to revenue and gross margin and estimated annualized effective tax rate, expectations with respect to sales by market segment and EUV, non-EUV and IBM sales and expected drivers thereof, and other full year 2024 expectations, expectations with respect to revenue growth in 2025 and expected drivers thereof, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, expectation to return significant amounts of cash to shareholders through growing dividends and share buybacks, including the amount of shares intended to be repurchased under the program and statements with respect to dividends, statements with respect to our ESG goals and strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “opportunity”, “potential” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand and semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, utilization and inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, and constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs and restrictions on shipment of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems to certain customers, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares repurchased under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.